Exhibit 3.1

Delaware

The First State

I, JEFFERY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "VANPORT ACQUISITION III, CORP.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JUNE, A.D. 2012, AT 2:22 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDEDTO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

/s/ Jeffrey W. Bullock

5169527   8100

 Jeffrey W. Bullock, Secretary of State

Authentication: 9671241

120736290
You may verify this certificate online
at corp.delaware.gov/authver.shtml

Date: 06-26-12

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State of Delaware
Secretary of State
Division of Corporations
Delivered 02:22 PM 06/13/2012
FILED 02:22 PM 06/13/2012
SRV 120736290 - 5169527 FILE

STATE *of* DELAWARE
CERTIFICATE *of* CORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is <u>Vanport Acquisition III, Corp.</u>
- **Second:** Is registered office in the State of Delaware is to be located at <u>1521 Concord Pike #303</u>Street, in the City of <u>Wilmington</u> County of <u>New Castle</u> Zip Code <u>19803</u>. The registered agent in charge thereof is <u>A Registered Agent INC.</u>
- **Third:** The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.
- **Forth:** The amount of the total stock of this corporation is authorized to issue is <u>100,000,000</u> shares (number of authorized shares) with a par value of <u>0.0001000000</u> per share.
- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name: <u>Gregory Wahl</u>
  Mailing Address: <u>PO Box 60606</u>
  <u>Irvine, CA</u>   Zip Code: <u>92602</u>
- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record, this Certificate, and do certify the facts herein stated are true, and I have accordingly hereunto set my hand this <u>12</u> day of <u>June</u>, A.D. 20<u>12</u>.

BY: /s/ <u>Gregory Wahl</u>
(Incorporator)

Name: <u>Gregory Wahl</u>
(type or print)

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